UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of Registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

 Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated May 9, 2016 titled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2016

Item 1.

FOR IMMEDIATE RELEASE
Market Cap P$50.7 billion May 9th, 2016
Contacts: Pedro Insussarry Solange Barthe Dennin (54 11) 4968-3743/3752

Telecom Argentina S.A.
announces consolidated first quarter results for fiscal year 2016
(‘1Q16’)*

■	Consolidated Revenues amounted to P$12,455 million (+40.4% vs. 1Q15); Fixed Data +69.3% vs. 1Q15; Fixed Internet +42.9% vs. 1Q15; and Mobile business in Argentina +37.9% vs. 1Q15.

■	Mobile subscribers in Argentina: 19.7 million in 1Q16.

■	Mobile Value Added Services in Argentina (Internet and Data): +29.8% vs. 1Q15; 61.0% of Service Revenues.

■	Mobile ARPU in Argentina increased to P$104.4 per month in 1Q16 (+21.1% vs. 1Q15).

■	ADSL ARPU increased to P$248.8 per month in 1Q16 (+39.4% vs. 1Q15); monthly churn reached 1.4% in 1Q16.

■	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$10,469 million (+45.4% vs. 1Q15).

■	Operating Income Before Depreciation and Amortization reached P$3,394 million (+28.9% vs. 1Q15), 27,3% of consolidated revenues.

■	Net Income amounted to P$935 million (-10.2% vs. 1Q15). Net Income attributable to Telecom Argentina amounted to P$925 million (-10.0% vs. 1Q15), being influenced by higher depreciation and amortization costs due to higher capex and a significant reduction in financial results due to a lower financial position.

■	Capex increased to P$1,902 million in 1Q16 (+120.1% vs. 1Q15), equivalent to 15.3% of Consolidated Revenues.

■	Net Debt Financial Position: P$3,294 million, a decrease of P$3,815 million vs. 1Q15, after Telecom Argentina´s cash dividend distribution and the 4G spectrum payment during fiscal year 2015.

*Unaudited non financial data

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Buenos Aires, May 9, 2016 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$935 million for the first quarter ended March 31, 2016, or -10.2% when compared to 1Q15. Net income attributable to Telecom Argentina amounted to P$925 million (-10.0% vs. 1Q15).

During 1Q16, Consolidated Revenues increased by 40.4% to P$12,455 million (+P$3,583 million vs. 1Q15), mainly fueled by the Fixed Data, Broadband businesses and Mobile Services. Moreover, Operating Income reached P$1,997 million (+P$317 million or +18.9% vs. 1Q15).

Consolidated Operating Revenues

Mobile Services

During 1Q16 clients amounted to 22.2 million as of the end of March, 2016 vs. 21.8 million as of 1Q15.

Third parties Revenues amounted to P$9,016 million (+38.7% vs. 1Q15) thanks to a commercial strategy of innovation and evolution that boosts the consumption of value added services (‘VAS’) through an updated offer of devices and plans suitable for all clients.

Telecom Personal in Argentina

As of March 31, 2016, Personal reached 19.7 million subscribers in Argentina vs. 19.3 million in 1Q15, where postpaid clients represented 33% of the subscriber base.

In 1Q16, third parties Revenues reached P$8,408 million (+P$2,311 million or +37.9% vs. 1Q15) while Service Revenues (excluding equipment sales) amounted to P$6,451 million (+23.7% vs. 1Q15), with 61.0% corresponding to VAS revenues (vs. 58.1% as in 1Q15). VAS revenues amounted to P$3,937 million (+29.8% vs. 1Q15). Moreover, equipment sales increased by +122.1% vs. 1Q15, reaching P$1,957 million, equivalent to 23.3% of total revenues.

Due to a higher consumption of VAS and a renewed offer for all customer segments, the average monthly revenue per user (‘ARPU’) amounted to $104.4 during 1Q16 (+21.1 % vs. 1Q15). This new offer is based on the concept ‘full connectivity’ which focuses in data in order to address the usage needs of customers that are rapidly moving towards higher levels of demand.

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Commercial Initiatives

During 1Q16 and as part of its strategy of evolution and innovation, Personal became the first operator in Argentina to launch the commercialization for smartphones (headphones, chargers, covers, speakers, among others) available through commercial offices and in its online store.

In order to expand the offer of value added services, Personal was the first mobile operator in Argentina to offer games in virtual reality through its Personal Play content platform, strengthening its connection with entertainment as one of the pillars of its brand strategy.

With the aim of joining and promoting the development of its services, Personal continued with the deployment of the network and infrastructure of 4G/LTE technology throughout the country, reaching 402 cities in 21 provinces. With this new technology, more than 2.5 million customers can experience mobile Internet with speeds up to 10 times faster than 3G.

As part of its entertainment strategy associated to music, Personal conducted a new edition of the Personal Fest Summer, presenting shows in the City of Buenos Aires and the main cities in the interior of the country. The proposal included well known national bands and artists performing in different places, and several actions and events for the youth segment, which represent a strategic segment for the brand. In addition, and as part of the content platform, Personal broadcasted the ‘Lollapalooza Argentina 2016 Festival’ with live streaming across the country through its website.

Telecom Personal in Paraguay (‘Núcleo’)

As of March 31, 2016, Núcleo’s subscriber base reached 2.6 million clients (+2.2% vs. 1Q15). Prepaid and postpaid customers represented 80% and 20%, respectively.

Núcleo generated revenues from third parties equivalent to P$608 million during 1Q16 (+50.1% vs. 1Q15). VAS revenues amounted to P$313 million (+49.8% vs. 1Q15) representing 57.1% of 1Q16 service revenues (vs. 54.6% in 1Q15). The evolution of Núcleo’s sales measured in pesos was affected by the appreciation of the Guarani respect to the Peso.

Fixed Services (Voice, Data & Internet)

During 1Q16, revenues generated by fixed services amounted to P$3,439 million, +45.1% vs. 1Q15; with Data revenues (+69.3% vs. 1Q15) and Internet (+42.9% vs. 1Q15) growing the most in the segment.

Voice

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Total service revenues reached P$1.327 million in 1Q16 (+35.4% vs. 1Q15). This increase is mainly due to price increases in the corporate segment, which represents 17% of the fixed lines in service.

As a result, the average monthly revenue billed per user (‘ARBU’) reached P$80.9 in 1Q16, +33.7% vs. 1Q15.

Revenues generated by measured services totaled P$493 million, an increase of P$84 million or +20.5% vs. 1Q15 mainly due to a higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$458 million, an increase of P$146 million or +46.8% vs. 1Q15 due to price increases in the corporate segment. The customer base remained relatively stable at 4 million lines in service.

Fixed and mobile interconnection revenues amounted to P$237 million (+52.9% vs. 1Q15). Meanwhile, other revenues totaled P$139 million (+33.7% vs. 1Q15). Both revenue lines were affected by price increases in connections due to FX variation.

In terms of fixed services to residential customers, Telecom presented during 1Q16 a new offer of flat rate plans that include unlimited minutes for national calls to other fixed lines and also to Personal mobile numbers.

Data and Internet

Data revenues (services mainly offered to Corporate segment and Government) amounted to P$689 million (+P$282 million or +69.3% vs. 1Q15), gaining weight over total revenues of the fixed service segment (20.0% in 1Q16 vs. 17.2% in 1Q15), and strengthening the position of Telecom as an integrated ICT provider. This increase was mainly due to FX rate variations that affected those contracts that are adjusted by the $/U$S exchange rate.

Revenues related to Internet totaled P$1,390 million (+P$417 million or +42.9% vs. 1Q15), mainly due to a commercial offer with higher speeds, (ultra broadband or UBB), where 10Mb clients currently represents 28% of the total customer base as of 1Q16.

As of March 31, 2016, Telecom surpassed 1.8 million ADSL accesses (+2.3% vs. 1Q15). These connections represented 45.1% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$248.8 in 1Q16, +39.4% when compared to 1Q15 while the monthly churn rate remained stable at 1.4% in 1Q16 vs. 1.3% in 1Q15.

Also related to fixed broadband, the commercial proposal of an integral offer that includes high speed Arnet WiFi continued, along with the possibility of subscribing to Spotify Premium.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$10,469 million in 1Q16, an increase of P$3,270 million, or +45.4% vs. 1Q15 (including ‘Results on disposal of PP&E and write-down of

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PP&E’ that resulted in a loss of P$22 million in 1Q16 vs. a gain of P$3 million in 1Q15). This increase is mainly a consequence of higher labor costs and costs of handset sold.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$2,174 million (+40.9% vs. 1Q15), mainly affected by increases in salaries to unionized employees due to the collective bargaining agreement signed at the beginning of 3Q15 together with the social security contributions associated to such concepts, and to the payment of an extraordinary bonus granted to all employees. Finally, total employees at the end of the period amounted to 16,290.

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$707 million, +41.4% vs. 1Q15. This increase resulted from higher costs related to fixed interconnection costs and international outbound calls associated to the Peso devaluation.

- Fees for services, maintenance, materials and supplies amounted to P$1,093 million (+22.9% vs. 1Q15), mainly due to costs’ increases in technical maintenance and systems’ licenses partially associated to the effect of the devaluation of the Peso versus the US dollar.

- Taxes and fees with regulatory authorities reached P$1,208 million (+38.4% vs. 1Q15), impacted mainly by higher revenues, by an increase in the tax rate on turnover taxes, higher municipal taxes, as well as higher bank debit and credit taxes related to collection flows and suppliers payments.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$890 million (+42.9% vs. 1Q15), mainly due to the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in more sophisticated equipment sales. Agent commissions capitalized as SAC amounted to P$341 million (+70.5% vs. 1Q15).

- Cost of handsets sold totaled P$1,499 million (+134.2% vs. 1Q15), due to handsets sales with higher costs unit prices, impacted by a higher FX rate. Deferred costs from SAC amounted to P$35 million (+75.0% vs. 1Q15). Higher deferred costs were derived from higher equipment sales during the quarter.

- Advertising amounted to P$192 million (+0.5% vs. 1Q15).

- Depreciation and Amortization and Results on disposal of PP&E and write-down of PP&E reached P$1,397 million (+46.4% vs. 1Q15). PP&E depreciation amounted to P$933 million (+37.8% vs. 1Q15) resulting from the incorporation of assets related to the investment plan that the Group has been executing; amortization of SAC and service connection costs totaled P$339 million (+56.9% vs. 1Q15); amortization of 3G/4G licenses amounted P$97 million (+64.4% vs. 1Q15) and amortization of other intangible assets reached P$6 million (+20.0% vs. 1Q15).

- Other Costs totaled P$1,309 million (+32.8% vs. 1Q15). This increase was mainly due to VAS costs that totaled P$390 million (+33.1% vs. 1Q15), related to the increase of sales

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of those services, especially in the mobile business. Bad debt expenses reached P$255 million (+39.3% vs. 1Q15) representing 2.4% of consolidated costs and 2.0% of consolidated revenues.

Consolidated Financial Results

Net Financial Results amounted to a loss of P$557 million, a decrease of P$468 million vs. 1Q15. This was mainly due to a higher debt position that generated higher losses in net financial interests of P$310 million in 1Q16 (-P$251 million vs. 1Q15) and losses of FX results net of NDF instruments for P$420 million in 1Q16 (vs. a loss of P$65 million in 1Q15) mainly due to peso depreciation that occurred since December 2015. Meanwhile, gains on mutual funds and other investments amounted to P$196 million (+P$154 million vs. 1Q15).

Consolidated Net Financial Position

As of March 31, 2016, Net Debt Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$3,294 million, a variation of P$3,815 million when compared to the Net Financial Position as of March 31, 2015, after the remaining payment of the 4G frequencies for an amount of P$2,256 million and the cash dividend payment of $804 million of Telecom Argentina.

Capital Expenditures

During 1Q16, the Company invested P$1,902 million (+120.1% vs. 1Q15). Of this amount, P$582 million were allocated to Fixed Services and P$1,320 million to Mobile services, focusing on projects that maximize network capacity and on the development of products and services that contribute to address the customers needs that today demand for connectivity and data availability. In relative terms, Capex reached 15.3% of consolidated revenues vs. 9.7% in 1Q15.

One of the most remarkable projects is the growth of Personal’s 4G LTE network, which is now available in more than 402 locations, 21 provinces across the country, as more than 2.5 million customers are using the service (>550% vs. 1Q15). In the meantime, the Company continues with the replacement of mobile equipment to enhance 2G/ 3G/HSDPA+ networks; and with the expansion of interurban fiber optic transport network, which supports both mobile and fixed networks.

In this sense, Telecom Personal continues to modernize and expand its mobile network with virtualization technology. During February, the Company has begun with the migration of its core mobile network from a traditional hardware solution specialized by function towards a virtualized service infrastructure. This is a key project for the mobile network, as it expands the capacity of 2G, 3G and 4G networks, and enables new services such as voice over LTE (VoLTE). It is expected to generate substantial improvements in the user experience for both voice calls and data transmision.

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Relevant Matters

Telecom Italia – Fintech Telecom LLC Transaction

On March 7th, 2016, the ENACOM (Ente Nacional de Comunicaciones) through Resolution N°277 authorized the transfer of the 51% of Sofora´s majority shareholding to Fintech Telecom LLC and consequently, on March 8th, 2016, the closing of the transaction of the transfer of the 51% of Telecom Italia Group to Fintech Telecom LLC was executed.

Designation of new Directors and members of the Supervisory Committee

On March 8th, 2016, new authorities from Fintech were designated in replacement of those designated by Telecom Italia Group. On April 8th, 2016, the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina designated new Directors and members of the Supervisory Committee to cover the vacancies generated by the resignation of the Directors and the members of the Supervisory Committee that were designated by Telecom Italia Group to serve until the Annual Shareholders’ Meeting that considered Financial Statements for Fiscal Year 2015, among other issues. The Shareholders’ Meeting was celebrated on April 29th, 2016 where the new members of the Board of Directors that will perform during the next three fiscal years (until the Shareholders’ Meeting that considers Financial Statements for Fiscal Year 2018) were elected.

In the meeting celebrated the same day, Mr. Mariano Marcelo Ibáñez was designated Chairman of the Board of Directors of Telecom Argentina.

Other Relevant Matters

Designation of the new Chief Executive Officer (CEO)

Due to the change of control of the Company that took place on March 8th, 2016, certain modifications in the Senior Management will take place. In this sense, Mrs. Elisabetta Ripa, CEO of the Telecom Argentina Group, has communicated to the Board of Directors her decision to return to Italy to take over responsibilities in new projects in the Telecom Italia Group, ceasing in her responsibilities as CEO on May 12, 2016. Consequently, the Board of Directors of the Company, in its meeting held on April 29th, 2016, has resolved to appoint Mr. Germán Horacio Vidal as CEO of the Telecom Argentina Group, in replacement of Mrs. Elisabetta Ripa, effective as of May 12, 2016.

Dividend Payments

The Ordinary and Extraordinary Shareholders’ Meeting held on April 29th, 2016, decided to allocate the total amount of the Retained Earnings as of December 31, 2015 (P$ 3,402,938,820) for the constitution of a ‘Reserve for Future Cash Dividends’, and delegated the powers to the Board of Directors to withdraw and distribute such Reserve, in one or more occasions, for an amount up to P$ 2,000,000,000 and to distribute the amount withdrawn as cash dividends.

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The Company’s Board of Directors on its meeting held on April 29th, 2016, and in accordance to the powers delegated to it by the General Shareholders’ Meeting, decided to withdraw the amount of P$ 700,000.000 of the ‘Reserve for Future Cash Dividends’ and to distribute that amount as cash dividends, that will be made available to Shareholders’ as from May 13, 2016. The amount to be distributed is equivalent to P$0.7222752541 per outstanding share in circulation and P$3.61 per ADR.

The Board of Directors also resolved to withdraw and distribute as cash dividends, during the month of August 2016, the amount of P$ 1,300,000,000, that will be made available to Shareholders’ during the month of August 2016, in the date that the Management of the Company will determine.

Treasury shares

On April 29th, 2016, the Ordinary and Extraordinary General Shareholders’ Meeting of Telecom Argentina also resolved, among other things, to extend for three (3) additional years to those stipulated in Article 67 of Law 26,831 the term in which the amount of 15,221,373 treasury stocks acquired could be kept in the portfolio.

*********

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Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2016, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Luis F. Rial Ubago	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Mariano Marcelo Ibáñez

Chairman

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TELECOM ARGENTINA S.A.
Consolidated information
First Quarter - Fiscal Year 2016
(In million of Argentine pesos)

3- Consolidated Income Statements

	03/31/16	03/31/15	Δ $	Δ %
Revenues	**12,455**	**8,872**	**3,583**	**40.4%**
Other income	11	7	4	57.1%
Total Revenues & Other Income	**12,466**	**8,879**	**3,587**	**40.4%**
Consolidated Operating Costs	(10,469)	(7,199)	(3,270)	45.4%
Operating income	**1,997**	**1,680**	**317**	**18.9%**
Finance results, net	(557)	(89)	(468)	-
Net income before income tax expense	**1,440**	**1,591**	**(151)**	**-9.5%**
Income tax expense	(505)	(550)	45	-8.2%
Net income	**935**	**1,041**	**(106)**	**-10.2%**
Attributable to:				
Telecom Argentina (Controlling Company)	925	1,028	(103)	-10.0%
Non-controlling interest	10	13	(3)	-23.1%
Operating income before D&A	**3,394**	**2,634**	**760**	**28.9%**
As % of Revenues	27.3%	29.7%		

Finance Income and Expenses	03/31/16	03/31/15	Δ $	Δ %
Finance Income				
Gains on investments	170	11	159	-
Gains on Mutual Funds	26	31	(5)	-16.1%
Interest on receivables	64	42	22	52.4%
Foreign currency exchange gains	106	20	86	-
Others	-	1	(1)	-100.0%
Total finance income	**366**	**105**	**261**	-
Finance expenses				
Interest on provisions	(57)	(53)	(4)	7.5%
Interest on financial debt	(312)	(44)	(268)	-
Interest on salaries and social security, other taxes ana accounts payable	(5)	(4)	(1)	25.0%
Present value effect of salaries and social security and other taxes payables and other liabilities	(3)	(1)	(2)	200.0%
Quinquennial financial costs	(10)	(7)	(3)	42.9%
Foreign currency exchange losses	(526)	(85)	(441)	-
TUVES' shares purchase option	(10)	-	(10)	-
Total finance expenses	**(923)**	**(194)**	**(729)**	-
	(557)	**(89)**	**(468)**	-

11	www.telecom.com.ar

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
First Quarter - Fiscal Year 2016
(In million of Argentine pesos)

5- Consolidated Income Statements

	03/31/16	03/31/15	Δ $	Δ %
Revenues	12,455	8,872	3,583	40.4%
Other income	11	7	4	57.1%
Total Revenues & Other Income	**12,466**	**8,879**	**3,587**	**40.4%**
Employee benefit expenses and severance payments	(2,174)	(1,543)	(631)	40.9%
Interconnection costs and other telecommunication charges	(707)	(500)	(207)	41.4%
Fees for services, maintenance, materials and supplies	(1,093)	(889)	(204)	22.9%
Taxes and fees with the Regulatory Authority	(1,208)	(873)	(335)	38.4%
Commissions	(890)	(623)	(267)	42.9%
Cost of equipments and handsets	(1,499)	(640)	(859)	134.2%
Advertising	(192)	(191)	(1)	0.5%
Cost of Value Added Services	(390)	(293)	(97)	33.1%
Provisions	(14)	(93)	79	-84.9%
Bad debt expenses	(255)	(183)	(72)	39.3%
Other operating expenses	(650)	(417)	(233)	55.9%
Subtotal Operating costs	**(9,072)**	**(6,245)**	**(2,827)**	**45.3%**
Operating income before D&A	**3,394**	**2,634**	**760**	**28.9%**
D&A	(1,375)	(957)	(418)	43.7%
Results on disposal of PP&E and write-down of PP&E	(22)	3	(25)	-
Operating income	**1,997**	**1,680**	**317**	**18.9%**
Finance Income	366	105	261	-
Finance Expenses	(923)	(194)	(729)	-
Net income before income tax expense	**1,440**	**1,591**	**(151)**	**-9.5%**
Income tax expense	(505)	(550)	45	-8.2%
Net Income	**935**	**1,041**	**(106)**	**-10.2%**
Attributable to:				
Telecom Argentina (Controlling Company)	925	1,028	(103)	-10.0%
Non-controlling interest	10	13	(3)	-23.1%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 11, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations